Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
Conversion Media Holdings, LLC	Delaware
LookSmart Canada Ltd. and subsidiary:	Canada
—Clickable, Inc.	Delaware
ShopWiki Corp.	Delaware

The names of certain subsidiaries have been omitted because, considered in the aggregate, as a single subsidiary, they would not constitute a significant subsidiary, as calculated under Rule 1-02(w) of Regulation S-X.